Exhibit 99.3

SIGMA LITHIUM UPDATES FEASIBILITY STUDY WITH PHASE 1 AFTER-TAX NPV OF US$1.6 BN, INCREASING MINERAL RESERVES 2.6x TO 34MT AND SUPPORTING PHASE 1 AND PHASE 2 COMBINED POTENTIAL PRODUCTION CAPACITY INCREASE TO A TOTAL OF 450,000 tpa

PLANNED PHASE 1 PRODUCTION AND ESTIMATED PHASE 2 SCALE UP

•	Updated Phase 1 Feasibility Study base case to produce 230,000 tpa (34,000 LCE) of 6% Battery Grade Sustainable Lithium for 8 years.

o	After-tax NPV of Phase 1 (standalone): US$1.6 billion (potentially increasing to US$1.9 billion).

o	After-tax IRR of Phase 1 (standalone): 424%.

o	Payback period of 4 months.

o	Phase 1 is financially robust as a standalone operation even before factoring in a potential Phase 2 production expansion.

•	Optionality to increase Phase 1 production to 265,000 tpa of Battery Grade Sustainable Lithium, in line with current market specifications, with the following NPVs:

o	@ 6.0% Li2O: production of 230,000 tpa, NPV of US$1.6 billion.

o	@ 5.7% Li2O: production of 242,000 tpa, NPV of US$1.7 billion.

o	@ 5.5% Li2O: production of 251,000 tpa, NPV of US$1.8 billion.

o	@ 5.2% Li2O: production of 265,000 tpa, NPV of US$1.9 billion.

•	Phase 2 has the potential for additional production of 220,000 tpa (33,000 LCE), which is estimated to scale up the Company’s total annual production to 450,000 tpa (67,000 LCE) of 6% Battery Grade Sustainable Lithium.

o	Low-risk execution strategy: Phase 2 construction of production plant foundation earth works could commence concurrent with Phase 1 commissioning.

o	Multiple workstreams advancing with the objective of preparing for Phase 2 production in the near term.

•	Updated Phase 2 Pre-Feasibility study with combined Phase 1 and Phase 2 economics to be published early Q2-2022.

MINERAL RESERVES AND MINERAL RESOURCE INCREASE

•	Sigma Lithium has increased its estimated total mineral resources to 58.9Mt, including 33.6 Mt of mineral reserves[1], while preserving its competitive advantage of high-grade & high-purity deposits, as demonstrated by Phase 2 DMS metallurgical results.

o	25.3 Mt of Proven mineral reserves at an average grade of 1.44% Li2O.

o	8.3 Mt of Probable mineral reserves at 1.39% Li2O.

o	50.4 Mt of Measured and Indicated mineral resources at 1.40% Li2O.

o	8.6 Mt of Inferred mineral resources at 1.43 % Li2O.

1 tonnes and grades have been rounded in accordance with reporting guidelines

•	Company’s confidence in the potential Phase 2 production expansion increased as a result of:

o	Maiden mineral reserve for the Phase 2 Deposit of 21.8 Mt.

o	30% increase of mineral resource for the Phase 2 Deposit.

o	Additional DMS metallurgical tests were completed for Phase 2 achieving exceptional results indicating lithium recoveries of approximately 60%.

•	Phase 2 Deposit can be processed into Battery Grade Sustainable Lithium utilizing similar DMS green and environmentally sustainable technology as the Phase 1 Plant (without the additional complexities of a flotation circuit).

PHASE 1 UPDATED REMAINING CAPEX AND COSTS (FEL3 PRECISION)

•	Updated Phase 1 CAPEX (FEL3) to reach commercial production of US$123.1 million, in line with expectations when compared to US$113.6 million total capex estimated in the Feasibility Study Technical Report dated November 2019 (FEL2) (the “2019 FS”).

o	Sigma Lithium remains fully funded to finalize construction of commercial Production Plant.

•	Potential to be one of the lowest-cost producers globally of Battery Grade Lithium Concentrate

o	Average Cash Costs of US$357/t FOB Production Plant (at operation’s truck loading bay).

o	Average All-in Sustaining Costs of US$463/t CIF China.

INVESTOR VIDEO CONFERENCE CALL

April 11, 2022 at 11 AM (EST)

Registration link for Zoom video call below:
https://us06web.zoom.us/webinar/register/WN_EcuVNqQFT4i7_iIgcLvypQ

Zoom meeting ID: 899 8003 0030

Access Code: 001021

Join by phone using the following dial in: North America: +1 646 558 8656, UK: +44 203 481 5237, Brazil: +55 11 4680 6788

VANCOUVER, CANADA -- (April 11, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML) dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, is pleased to announce a significant increase in the Phase 1 (ONLY) After-Tax NPV to US$1.6 billion, as part of the updated Phase 1 Feasibility Study Technical Report (the “Updated Phase 1 Feasibility Study” or the “Updated Phase 1 FS”) for its wholly owned Grota do Cirilo Project (the “Project”).

The Updated Phase 1 FS economics demonstrate that Phase 1 is financially robust even as a standalone project.

•	The key factors influencing the study outcome include a high average mill feed grade of 1.55% Li₂O (mineral reserve grade) and Phase 1 Plant DMS process recoveries of 60.4%.

•	The economic model assumes:

o	an average production plant feed of 1.5Mtpa resulting in production of approximately 230,000 tonnes per year of 6% lithium concentrate (“Battery Grade Sustainable Lithium”); and

o	pricing based on a fixed percentage of the market forecast for battery grade lithium hydroxide provided by Benchmark Mineral Intelligence.

Figure 1: Overall Aerial View of the Phase 1 Plant Construction Area

UPDATED PHASE 1 FEASIBILITY STUDY

Phase 1 of the Grota do Cirilo Project will utilize as feedstock spodumene ore from the Xuxa deposit (the “Phase 1 Mine”) to be processed by Sigma Lithium’s green tech production plant (the “Phase 1 Plant”), which will produce Battery Grade Sustainable Lithium, creating a fully integrated high purity lithium concentrate operation.

The Updated Phase 1 FS reflects increased precision of the technical assumptions, resulting from over 11-months of detailed engineering, bringing the confidence level of the Project to FEL3. As a result, the Company is pleased to report an updated remaining construction capex for Phase 1 of US$123.1 million (the “Phase 1 CAPEX”), compared to US$113.6 million total capex referenced in the 2019 FS.

    The Phase 1 “all-in sustaining cost” was updated in the Updated Phase 1 FS, demonstrating Sigma Lithium’s low-cost and strong cash flow profile:

•	Average Cash Costs of US$357/t FOB Production Plant (at Project’s truck loading bay).

•	Average All-in Sustaining Costs of US$463/t CIF China.

The Company also confirmed the exceptional lithium recovery of 60.4% using DMS, which was announced in the 2019 FS, through additional metallurgical testing at SGS’s laboratory.

•	To further test the effectiveness of the DMS processing flowsheet during detailed engineering, the Company conducted additional variability tests, utilizing both Heavy Liquid Separation (“HLS”) and DMS methodologies for the Phase 1 Mine.

•	All representative samples produced very positive results for lithium concentrate with over 6% lithium oxide (Li2O), and dry magnetic separation reduced iron content of below 1% Fe2O3.

•	Combined spodumene concentrate grades ranged from 6.06% to 6.43% Li2O.

While the base case Updated Phase 1 FS is based on production of 6% lithium concentrate (230,000 tpa), the Company has optionality to deliver additional production of Battery Grade Sustainable Lithium, maintaining specifications in-line with current lithium markets as follows:

•	242,000 tpa @ 5.7% Li2O;

•	251,000 tpa @ 5.5% Li2O; and

•	265,000 tpa @ 5.2% Li2O.

A key element of the environmental strategy for the Phase 1 Mine, as detailed in the 2019 FS, was the decision to operate the Phase 1 Mine as two separate pits to preserve the Piauí “seasonal creek” and its surrounding ecosystems (collectively, the “Piauí”).

•	This decision was due to the importance of the Piaui´s role in providing freshwater to the surrounding communities for four to five months of the year (the Project is located within a semi-arid region with extended dry season).

•	Sigma Lithium does not utilize Piauí water in its Phase 1 Plant, instead sourcing non-potable water from the Jequitinhonha River (approximately 5 km away).

Phase 1 Economic Analysis

The Phase 1 After-Tax NPV and Phase 1 After-Tax IRR were calculated based on an average annual production rate of 230,000 tonnes of Battery Grade Sustainable Lithium over an 8-year operating life. A financial summary for Phase 1 is included in Table 1 below, which demonstrates that even as a standalone mine, Phase 1 is economically robust.

Table 1: Phase 1 Production Financial Summary

Item	Base Case @ Battery Grade 6% Lithium Concentrate
Economic Analysis
After-Tax Net Present Value (@ 8% Discount Rate)	US$1,600 million
After-Tax Internal Rate of Return	424%
After-Tax Payback Period	4 months
Revenues, Cash Flow and Capex
Operating Life	8 years
Average Annual Lithium Concentrate Production	230,000 tpa
Lithium Carbonate Equivalent	34,000 t LCE per year
Average LOM Lithium Concentrate Price	US$1,954/t
Average Annual Revenue	US$450 million
Average Annual After-Tax Free Cash Flow	US$273 million
Costs per tonne of Lithium Concentrate
Total Cash Cost at Production	US$357/t
All-in Sustaining Cost (CIF China)	US$463/t
Lithium Recovery Rate (DMS)	60.4%
Integrated Costs (Mine and Production Plant)
Mining costs per tonne of lithium concentrate	US$232/t
Greentech Production Plant Processing costs per tonne of lithium concentrate	US$65/t
G&A costs per tonne of lithium concentrate	US$21/t
Spodumene Mined Feedstock for Lithium Plant (Integrated)
Total quantity mined	11.8 million tonnes
Annual run of mine (ROM)	1.5 million tonnes / year
Spodumene ore feed grade LOM average	1.55%
Mining costs per waste and ore mined (ROM)	US$2.06/t

Phase 1 average revenue and operating costs per tonne of Battery Grade Sustainable Lithium are outlined below in Table 2. The lithium prices forecasted are based on the Benchmark Mineral Intelligence curve of battery grade lithium hydroxide (LiOH) shown in Figure 2, with the price of the lithium concentrate (SC6) calculated based on a fixed percentage of 7% of the LiOH price. This results in an average weighted lithium concentrate price of US$1,954/t over the 8-year period.

Figure 2: Battery Grade LiOH & SC6 Price Forecast (US$/t)

Table 2: Phase 1 Mine Estimated Revenue and Operating Costs

Phase 1 Estimated Revenue, Operating Cost and After-Tax Earnings	Annual Average Economics (8 Years Phase 1 Operating Life)	Annual Average Economics per Tonne of Lithium concentrate sold (8 years Phase 1 Operating Life)
	(US$ MM)	(US$/t)
Gross Revenue	$450	$1,954
Less: Realization costs	$(14)	$(60)
(-) CFEM	$(9)	$(39)
(-) Commercial Discount	$(5)	$(20)
Net Revenues	$436	$1,895
Less: Site Operating Costs	$(97)	$(422)
(-) Mining	$(53)	$(232)
(-) Processing	$(15)	$(65)
(-) Transport	$(24)	$(104)
(-) Selling, General & Administration	$(5)	$(21)
EBIT	$339	$1,473
% EBIT Margin	78%	78%
(-) Taxes	$(49)	$(214)
After-Tax Earnings	$290	$1,259
% After-Tax Earnings Margin	66%	66%

Given the relatively low capital intensity of the Phase 1 Mine, the Phase 1 After-Tax NPV shows low sensitivity to changes in capex, BRL/USD exchange rate and operating expenses. The Phase 1 After-Tax NPV is more sensitive to variations in lithium concentrate prices.

Figure 3: Phase 1 (ONLY) After-Tax NPV8% Sensitivity Analysis to Lithium Concentrate Prices (US$ billion)

Phase 1 Capital Expenditure (FEL3)

Remaining Phase 1 CAPEX (FEL3) to construct both the Phase 1 Plant and Phase 1 Mine was updated to US$123.1 million, which includes all associated plant and mine infrastructure, as well as all direct and indirect costs and contingencies. This represents a modest increase from the prior capital expenditure (FEL2) estimate of US$113.6 million, from the 2019 FS, resulting primarily from increased capacity of the environmental circuit (dry stacking and water recirculation) to support both Phase 1 and potential Phase 2 (US$8 million).

•	The Company elected to purchase (included in the Phase 1 Capex) previously leased items (included in the operating expenses), as a result of the potential operating life extension provided by Phase 2 and potential further expansions, including:

o	a customized primary crushing plant (US$23 M) with a rated throughput capacity of 1.7Mtpa ROM feed; and

o	power substation (US$7 M).

The Phase 1 Capex was estimated at a FEL3 level of engineering detail, whereby the engineering firms provided pricing quotations from qualified suppliers for all areas of construction (summarized in Table 3 below).

•	This FEL3 quoting exercise was led by the procurement teams at Promon Engenharia Ltda. (infrastructure, services, buildings and bulk earthworks), Primero Group Ltd (crushing plant and DMS plant) and GE21 Consultoria Mineral (mining).

Table 3: Phase 1 Capex to Commercial Production (1)

Item	(US$ M)
Mine	$9.3
Process Plant	$69.8
Environmental Equipment (Water & Dry Stacking)	$15.5
Engineering Services	$19.2
Substation & Utility Power Supply	$7.4
Operational and ESG Expenses During Construction	$9.8
Working Capital During Plant Commissioning	$6.1
Tax Incentives (Savings)	$(5.9)
Capex already Disbursed During Construction	$(8.3)
Total Capex to Commercial Production	$123.1

(1)	Note: The sustaining capital is estimated at US$3.2 M (including contingency) for replacement of key plant components over the 8-year Phase 1 Mine life, considering the modelled operating life and useful life of major equipment items. The sustaining capex is mainly for the crushing area and allows for crusher rebuilds (replacements).

Phase 1 All-In Sustaining Cost

The operating cost estimate is based on an owner-operated model with contract mining. Table 4 below shows the anticipated average operating costs over the operating life.

Mining costs were estimated based on a quoted proposal from a large Brazilian mining contractor, selected after an extensive tender process by the Company and its mining consultant, GE21 Consultoria Mineral.

Phase 1 Battery Grade Sustainable Lithium is forecasted to have very low All-in Sustaining Costs (CIF China) of US$463/t, mainly as a result of the following:

•	high-grade and low impurities, as well as large crystal mineralization of the spodumene feed from the Phase 1 Mine;

•	high recoveries achieved in the Phase 1 Plant DMS;

•	low overall processing costs of the Phase 1 Plant DMS, resulting from its streamlined processing circuit (with less processing steps), therefore utilizing less electricity, water and chemical ingredients than a typical lithium flotation plant; and

•	low local G&A costs in Brazil.

Table 4: Phase 1 Operating Cost Estimate

Operating Cost Category	US$/t SC6
Mining	$232
Processing	$65
G&A	$21
Royalties	$39
Total Cash Cost (FOB)	$357
Transport & Ocean Freight Costs	$104
Total Cash Cost (CIF China)	$461
Sustaining	$2
All-In Sustaining Cost (CIF China)	$463

Phase 1 Mine Mineral Reserve Update

The Phase 1 Mine Mineral Reserves have been re-estimated at a total of 11.8Mt of Proven and Probable Mineral Reserves at an average grade of 1.55% Li2O, which is comprised of 8.34Mt of Proven Mineral Reserves at an average grade of 1.55% Li2O and 3.46Mt of Probable Mineral Reserves at an average grade of 1.54% Li2O.

To access and recover these Mineral Reserves, 195.4 Mt of waste rock must be mined, resulting in an overall LOM strip ratio of 16.6:1 t/t.

Compared to the previous mineral reserve estimate, the ultimate pit design represents:

•	higher total Li2O average grade of 1.55% compared to 1.46%.

•	a 14% decrease in mineral reserve tonnage resulting in a 9% decrease in contained LCE.

The reduction was primarily due to extensive field studies and the corresponding update using more conservative geotechnical parameters which reflect the efforts by Sigma Lithium to increase the robustness and safety factor of the mining operation. Another important factor was the ESG-driven decision to preserve the Piauí by mining the Phase 1 Mine as two pits.

Table 5: Revised Xuxa Mineral Reserve Statement

Xuxa Mineral Reserves
Category	Tonnes (Mt)	Grade (% Li2O)	Contained LCE (kt)
Proven	8.3	1.55%	320
Probable	3.5	1.54%	132
Proven & Probable	11.8	1.55%	452

Note: Mineral Reserves were estimated using Geovia Whittle 4.3 software and following the economic parameters listed below:

1)	Sale price for Lithium concentrate at 6% Li2O = US$1,500/t concentrate;

2)	Exchange rate US$1.00 = R$5.00;

3)	Mining costs: US$2.20/t mined;

4)	Processing costs: US$10.70/t ore milled;

5)	G&A: US$4.00/t ROM (run of mine);

6)	Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources;

7)	97% Mine Recovery and 3.75% Mine Dilution;

8)	Final slope angle: 34° to 72° based on Geotechnical Document presented in Section 16;

9)	Inferred Mineral Resources with the Final Operational Pit is 0.68 Mt grading at 1.52% Li2O. The Inferred Mineral Resources are not included in the Mineral Reserves;

10)	Strip Ratio = 16.6 t/t (waste and Inferred mineral resource)/mineral reserve; and

11)	The Competent Person for the estimate is Porfírio Cabaleiro Rodriguez, BSc. (MEng), FAIG, an employee of GE21.

UPDATED PHASE 2 RESOURCE AND MAIDEN RESERVE ESTIMATES

The Company is also pleased to announce its maiden mineral reserve estimate for the Phase 2 deposit (the “Phase 2 Deposit”) of 21.8 Mt, further increasing the Company’s confidence in the potential Phase 2 expansion.

o	16.9 Mt of Proven mineral reserves at 1.4% Li2O.

o	4.8 Mt of Probable mineral reserves at 1.3% Li2O.

Additionally, the Company increased the mineral resource for the Phase 2 Deposit by 30% to 29 Mt, while preserving its competitive advantage of high-grade & high-purity deposits, as demonstrated by DMS metallurgical results

o	25.1 Mt of Measured and Indicated mineral resources at 1.4% Li2O.

o	3.8 Mt of Inferred mineral resources at 1.4% Li2O.

The 2021 drilling campaign focused on the central area of the Phase 2 Deposit mineralization and on upgrading the confidence and tonnage of the existing mineral resource.

•	A gap zone separating the central area of the Phase 2 Deposit identified during the 2018 drill program was drilled in 2021 confirming continuity of one mineralized body.

•	The pegmatite remains open at depth and on strike to the northeast.

The new Barreiro mineral resource has been increased by 30% to 25.1Mt of Measured and Indicated mineral resources at 1.38% Li2O, and 3.8Mt of Inferred mineral resource at 1.39% Li2O.

•	The pegmatite contains large crystals of spodumene which are readily visible in the drill core

The maiden Barreiro mineral reserve is estimated at 16.9Mt of Proven mineral reserves at 1.38% and 4.8Mt of Probable mineral reserves at 1.29%.

•	A total of 133 drill holes have been completed at Barreiro for a total of approximately 25,000m.

•	SGS conducted sensitivity analyses and generated multiple pit optimizations for the resource model. The results demonstrate that mineral resources are relatively insensitive to the Li2O concentrate price.

Table 6: Phase 2 Mineral Reserves

Barreiro Mineral Reserves
Category	Tonnes (Mt)	Grade (% Li2O)	Contained LCE (kt)
Proven	16.9	1.38%	577
Probable	4.8	1.29%	153
Proven & Probable	21.8	1.37%	730

Note:

1)	Mineral Reserves were estimated using Geovia Whittle 4.3 software and following the economic parameters listed below:

2)	Sale price for Lithium concentrate at 6% Li2O = US$1,500/t concentrate FOB Mine.

3)	Exchange rate US$1.00 = R$5.00.

4)	Mining costs: US$2.19/t mined

5)	Processing costs: US$10.7/t ore milled.

6)	G&A: US$4.00/t ROM (run of mine).

7)	Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources.

8)	95% Mining Recovery and 3% Mining Dilution.

9)	Final slope angle: 35° to 55° based on Geotechnical Document presented in Section 16.

10)	Inferred Mineral Resources with the Final Operational Pit is 0.59 Mt grading at 1.32% Li2O. The Inferred Mineral Resources are not included in the Mineral Reserves.

11)	Strip Ratio = 12.5 t/t (waste + Inferred mineral resources)/mineral reserves.

12)	The Competent Person for the estimate is Porfírio Cabaleiro Rodriguez, BSc. (MEng), FAIG, an employee of GE21.

Table 7: Phase 2 Updated Mineral Resources

Updated Mineral Resource for Barreiro
Cut-off Grade (% Li2O)	Category	Tonnes (Mt)	Grade (% Li2O)	Contained LCE (kt)
0.5%	Measured	18.7	1.41%	653
0.5%	Indicated	6.3	1.30%	204
0.5%	Measured & Indicated	25.1	1.38%	857
0.5%	Inferred	3.8	1.39%	131

Note:

1)	Mineral Resources that are not Mineral Reserves and do not have demonstrated economic viability. Inferred mineral resources are exclusive of the Measured and Indicated resources.

2)	Mineral Resources have an effective date of February 24, 2022 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS Canada employee.

3)	A fixed density of 2.72 t/m3 was used to estimate the tonnage from block model volumes.

4)	Mineral Resources are reported assuming open pit mining methods, and the following assumptions: lithium concentrate (6% Li2O) price of US$1,500/t, mining costs of US$2.20/t for mineralization and waste, crushing and processing costs of US$10.70/t, general and administrative (G&A) costs of US$4.00/t, metallurgical DMS recovery of 60%, 2% royalty payment, pit slope angles of 55º, and an overall cut-off grade of 0.5% Li2O.

5)	All Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

6)	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

7)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

PHASE 2 DMS METALLURGICAL TESTS

The Company conducted the Phase 2 DMS Metallurgy Tests achieving a 60% recovery level of Li2O, further validating the exceptional level of lithium recoveries demonstrated by the HLS testing in the preliminary economic assessment dated July 2021 (the “2021 Phase 2 PEA”).

Pilot-scale DMS testwork and bench-scale HLS testwork were undertaken on a composite sample for Phase 2 DMS Metallurgical Tests on the Phase 2 Deposit. Testwork was performed at SGS Canada Inc. in Lakefield, Ontario. HLS results were described in the 2021 Phase 2 PEA.

The Phase 2 DMS Metallurgical Test results reinforced the confidence that a 6.0% Li2O concentrate can be produced at an overall lithium stage recovery of 60% while maintaining the coarseness of the lithium concentrate (crush size of minus 9.5 mm).

These results validate that the spodumene mineralization from the Phase 2 Deposit can be processed into Battery Grade Sustainable Lithium in a similar manner to spodumene ore from the Phase 1 Mine, without requiring major flowsheet modifications. Importantly, this indicates that Phase 2 can utilize the same DMS green and environmentally sustainable technology as the Phase 1 Plant, currently under construction.

The lithium grades in the concentrate fractions ranged from 5.72% to 6.48% Li2O. Magnetic separation was performed on the concentrate, and iron content in each size fraction was well below the target of 1% Fe2O3. Combined concentrate graded 6.11% Li2O with stage recovery of 60%.

Table 8: Phase 2 Metallurgical Test DMS Results

Staged DMS Results by Size Fraction for Barreiro’s Composite Sample
Fraction	Mass %	Grade, % Li2O	Grade, % Fe2O3	Recovery %
Coarse DMS Concentrate	14.8	5.72	0.34	58.1
Fine DMS Concentrate	13.2	6.20	0.34	60.5
Ultrafine DMS Concentrate	11.5	6.48	0.40	58.6
Combine Concentrate	13.2	6.11	0.35	59.5

Table 9 below demonstrates the potential for the Phase 2 Deposit to produce a Battery Grade Sustainable Lithium (very low alkalines and iron) with coarse particles (large crystals).

Table 9: Phase 2 Combined Concentrate from DMS Results

QUALITY CONTROL

QA/QC program involving blank samples (4% of the sampling stream), standard samples (4% of the sampling stream) and field duplicates (6% of the sampling stream) has been established during sampling. A further 6% of the mineralized samples will also be sent to the ALS Laboratory in Vancouver, British Columbia for pulp duplicates once the campaign is over. All assays are analyzed at SGS’s Belo Horizonte laboratory using a multi-element peroxide fusion ICP-AES on half-core 1 kg samples.

QUALIFIED PERSONS

The technical and scientific information related to geology and mineral resource estimate in this news release has been reviewed and approved by Marc-Antoine Laporte P.Geo., M.Sc., of SGS Geological Services. Mr. Laporte is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma Lithium.

The mining and mineral reserve estimates in this news release has been reviewed and approved by Porfirio Cabaleiro Rodriguez P.Eng, Mining Engineer of GE21 Consultoria Mineral Brazil. Mr. Rodriguez is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma Lithium.

The financial information in this news release has been reviewed and approved by Brian Talbot BSc Engineering (Chemical), FAusIMM. Mr. Talbot is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma Lithium.

The technical and scientific information related to DMS metallurgical tests in this news release has been reviewed and approved by Jarrett Quinn, P.Eng., Primero Group Americas Inc. Mr. Quinn is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma Lithium.

ABOUT SIGMA LITHIUM CORPORATION

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, which includes a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. The project also represents one of the largest and highest-grade hard rock lithium spodumene deposits in the Americas. Since inception, Sigma has devoted itself to strong ESG practices, from its ongoing support of local communities to its goal of achieving net zero by 2024. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (604) 706-1087
jamie.flegg@sigmaca.com

Vítor Ornelas, Manager, Corporate Development & Investor Relations
vitor.ornelas@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the commissioning of the Phase 1 Plant, the delivery of additional incremental production at varying grades, NPV, IRR and payback estimates, increase in after tax cash flow, potential to be among the lowest cost producer in the industry, production, operating and capital cost estimates (including sustaining costs and improvements in respect thereof), all estimates and assumptions relating to the economic analysis and financial summary including but not limited to revenue and production estimates, operating life, plant recoveries and feedstock estimates, lithium prices, mineral resource and mineral reserve estimates (including assumptions and estimates used in preparing the mineral reserve and mineral resource estimates), Phase 2 projections, economic development in the jurisdictions in which Sigma Lithium operates, the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; the military conflict in Ukraine and related sanctions; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.